Exhibit 99.1

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 國 際 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

TERMS OF REFERENCE OF

THE NOMINATION COMMITTEE

The nomination committee (the “Nomination Committee”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) was established pursuant to a resolution passed by the board of directors of the Company (the “Board”) on December 12, 2022 and amended on June 30, 2025. Set out below are the terms of reference (the “Terms of Reference”) of the Nomination Committee. The Terms of Reference are available for viewing in English and traditional Chinese. If there is any inconsistency between the English and the traditional Chinese versions of the Terms of Reference, the English version shall prevail over the traditional Chinese version.

Purpose

1.	The purpose of the Nomination Committee is to identify, screen and recommend to the Board appropriate candidates to serve as directors of the Company, to oversee the process for evaluating the performance of the Board, and to develop and recommend to the Board nomination guidelines, which shall be consistent with any applicable laws, regulations and listing standards.

Composition

2.	The Nomination Committee shall be appointed by the Board from time to time and shall consist of three members (the “Members”, and each as a “Member”), a majority of which shall be independent non-executive directors of the Company who shall meet and maintain the independence requirements from time to time as stipulated in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (as amended from time to time).

3.	The chairman of the Nomination Committee (the “Chairman”) shall be the chairman of the Board or an independent non-executive director of the Company. The Nomination Committee shall include at least one member of a different gender.

4.	The company secretary or any of the joint company secretaries of the Company shall be the secretary of the Nomination Committee (the “Secretary”).

Meetings

5.	Unless otherwise specified hereunder, the provisions contained in the Company’s articles of association (the “Articles”) (as amended from time to time) for regulating meetings and proceedings of directors shall apply to the meetings and proceedings of the Nomination Committee.

6.	The Nomination Committee shall meet at least once annually or more frequently if circumstances require.

7.	Notice of any meetings has to be given at least 14 days prior to any such meeting being held, unless all Members unanimously waive such notice. If a meeting is called by a shorter notice, it shall be deemed to have been duly called if it is so agreed by a majority of the Members. A Member who attends such a meeting shall deem to agree to the shorter notice. Notice of any adjourned meetings is not required if the adjournment is less than 14 days.

8.	A meeting of the Nomination Committee may be convened by any Member.

9.	A quorum of the Nomination Committee shall be two Members, one of whom shall be the Chairman.

10.	Members may participate in a meeting either in person or though other electronic means of communication or in such other manner as the Members may agree provided that all persons participating in the meeting are capable of hearing each other.

11.	Members may be represented at a meeting of the Nomination Committee by a proxy appointed by him or her or his or her alternate.

12.	Resolutions of the Nomination Committee at any meetings shall be passed by a majority (including the affirmative vote of the Chairman) of votes of the Members present. In the event of an equality of votes at any meeting of the Nomination Committee, the Chairman will have a casting vote in addition to any vote he may have. All decisions and resolutions of the Nomination Committee shall require the affirmative vote or consent of the Chairman, and accordingly no decision or resolution of the Nomination Committee may be made without the approval or consent of the Chairman.

13.	A resolution in writing signed by all Members (including the Chairman) shall be valid and effectual as if it has been passed at a meeting of the Nomination Committee duly convened and held.

Attendance

14.	The Chairman (or in his or her absence, a Member designated by the Chairman) shall preside at all meetings of the Nomination Committee. The Chairman shall be responsible for leading the Nomination Committee, including scheduling meetings, preparing agendas and making regular reports to the Board.

15.	The agenda and accompanying supporting papers shall be sent to all Members and to other attendees as appropriate at least one day before the date of the meeting (or such other period as the Members may agree).

16.	For the purpose of recording attendance only, the attendance of an alternate Members or directors of the Company will not be counted as attendance by the relevant Member himself or herself.

Access

17.	The Nomination Committee shall have full access to management and may invite members of management or others to attend its meetings. The Nomination Committee will consult the chairman and/or chief executive officer of the Company about their proposals relating to the selection and appointment of directors of the Company.

18.	The Company should provide the Nomination Committee with sufficient resources to perform its duties, including but not limited to obtaining independent professional advice and assistance from internal or external legal, accounting or other advisors at the expense of the Company if necessary.

Reporting Procedures

19.	The Nomination Committee shall evaluate and assess the effectiveness of the Nomination Committee and the adequacy of these Terms of Reference on an annual basis and recommend any proposed changes to the Board.

20.	Full minutes of meetings of the Nomination Committee (draft and final versions) and the record of individual attendance at such meetings shall be prepared and kept by the Secretary. Draft and final versions of the minutes of the meetings should be sent to all Members for their comment and records within a reasonable time after the meeting.

21.	The Nomination Committee shall report back to the Board on their decisions or recommendations, unless there are legal or regulatory restrictions on their ability to do so (such as a restriction on disclosure due to regulatory requirements).

22.	Minutes of meetings of the Nomination Committee shall be sent to all members of the Board as soon as practicable after the conclusion of any meeting of the Nomination Committee.

Authority

23.	The authorities and responsibilities of the Nomination Committee shall include such authorities and responsibilities set out in the relevant code provisions of the Corporate Governance Code (the “CG Code”) as contained in Appendix C1 to the Listing Rules (as amended from time to time).

24.	The Nomination Committee is authorized by the Board to determine the procedures, process and criteria to be adopted for purposes of selecting and recommending candidates for directorship.

Responsibilities and Duties

25.	The duties of the Nomination Committee shall include such responsibilities set out in the relevant code provisions of the CG Code, including the following aspects:

(a)	to review the structure, size, composition (including the skills, knowledge and expertise) and diversity (including but not limited to gender, age, cultural and educational background, race, skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a board skills matrix and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	to identify individuals who are qualified/suitable to become a member of the Board and to select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	to assess the independence of independent non-executive directors of the Company;

(d)	to make recommendations to the Board on the appointment, re-appointment, or removal of directors of the Company and succession planning for directors of the Company, in particular, the chairman and the chief executive of the Company;

(e)	to support the Company’s regular evaluation of the Board’s performance.

26.	No Director may be appointed or removed by either the Board or the shareholders of the Company unless such appointment or removal has been recommended by the Nomination Committee, and accordingly has been approved or consented to by the Nomination Committee.

Diversity Policy

27.	When performing relevant duties, the Nomination Committee shall consider the diversity policy of the Board as stipulated from time to time. The Nomination Committee is responsible for monitoring the implementation of the diversity policy, and shall review and amend the diversity policy, as appropriate, to ensure its effectiveness.

28.	When reviewing the size and composition of the Board and searching for and recommending candidates for directors, the Nomination Committee shall, taking into account the business model and specific needs of the Company, consider diversity of the Board in various aspects, including but not limited to, gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service. The final appointment recommendation shall be made to the Board by the Nomination Committee based on merit and contribution that the selected candidates will bring to the Board after taking into account the relevant aspects mentioned above.

Others

29.	The Chairman or in his or her absence, another member of the Nomination Committee or failing this, his or her duly appointed delegate, shall attend the annual general meeting of the Company and be prepared to respond to questions at the annual general meeting on the Nomination Committee’s activities and their responsibilities.

30.	The Terms of Reference will be posted on the website of the Company and The Stock Exchange of Hong Kong Limited, and will be made available upon request.